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                                  Attachment A

     Medical Technology Systems, Inc. (the "Company") expects that its net loss for the year ended March 31, 1999 ("Fiscal 1999") will be significantly higher than its net loss for the year ended March 31, 1998 ("Fiscal 1998"). The Company reported a net loss of approximately $854,000 for fiscal 1998 and expects to report a net loss of approximately $5.5 million for fiscal 1999.

     The Company attributes the large increase in net loss to the fact that one business segment that was discontinued during fiscal 1999 experienced a significant increase in operating losses compared to fiscal 1998. In addition, the Company expects to record a pretax charge of $2.5 million for the estimated loss on disposal of another discontinued business segment.